UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 5
AXIS Capital Holdings Limited
(Name of Issuer)
Common Shares, par value $0.0125 per share
(Title of Class of Securities)
G0692U 10 9
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G0692U 10 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trident II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,818,344(a)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	8	SHARED DISPOSITIVE POWER

19,818,344

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,818,344

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.8%(a)

12	TYPE OF REPORTING PERSON

PN
(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the common shares beneficially owned by such person. The filing person disclaims any responsibility for the effects resulting from any adjustment to voting power of common shares under the bye-laws of AXIS Capital Holdings Limited.

CUSIP No.	G0692U 10 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trident Capital II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,818,344 (a)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	8	SHARED DISPOSITIVE POWER

19,818,344

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,818,344

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.8%(a)

12	TYPE OF REPORTING PERSON

PN
(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the common shares beneficially owned by such person. The filing person disclaims any responsibility for the effects resulting from any adjustment to voting power of common shares under the bye-laws of AXIS Capital Holdings Limited.

CUSIP No.	G0692U 10 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marsh & McLennan Capital Professionals Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		554,436(a)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	8	SHARED DISPOSITIVE POWER

554,436

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

554,436

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.4%(a)

12	TYPE OF REPORTING PERSON

PN
(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the common shares beneficially owned by such person. The filing person disclaims any responsibility for the effects resulting from any adjustment to voting power of common shares under the bye-laws of AXIS Capital Holdings Limited.

CUSIP No.	G0692U 10 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marsh & McLennan Employees’ Securities Company, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		558,148(a)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	8	SHARED DISPOSITIVE POWER

558,148

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

558,148

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.4%(a)

12	TYPE OF REPORTING PERSON

PN
(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the common shares beneficially owned by such person. The filing person disclaims any responsibility for the effects resulting from any adjustment to voting power of common shares under the bye-laws of AXIS Capital Holdings Limited.

CUSIP No.	G0692U 10 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stone Point Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,372,780(a)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,372,780

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

12.1%(a)

12	TYPE OF REPORTING PERSON

PN
(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the common shares beneficially owned by such person. The filing person disclaims any responsibility for the effects resulting from any adjustment to voting power of common shares under the bye-laws of AXIS Capital Holdings Limited.

ITEM 1(a) NAME OF ISSUER
ITEM 1(b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
ITEM 2(a) NAMES OF PERSON FILING
ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
ITEM 2(c) CITIZENSHIP
ITEM 2(d) TITLE OF CLASS OF SECURITIES
ITEM 2(e) CUSIP NUMBER
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A
ITEM 4. OWNERSHIP
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
ITEM 9. NOTICE OF DISSOLUTION OF GROUP
ITEM 10. CERTIFICATION
SIGNATURE
EX-99.A: POWER OF ATTORNEY
EX-99.B: JOINT FILING AGREEMENT

CUSIP NO. G0692U 10 9
ITEM 1(a) NAME OF ISSUER:
AXIS Capital Holdings Limited (the “Company”)
ITEM 1(b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
106 Pitts Bay Road
Pembroke, HM 08
Bermuda
ITEM 2(a) NAMES OF PERSON FILING:
Trident II, L.P.
Trident Capital II, L.P.
Marsh & McLennan Capital Professionals Fund, L.P.
Marsh & McLennan Employees’ Securities Company, L.P.
Stone Point Capital LLC
ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
For:
Trident II, L.P.
Trident Capital II, L.P.
Marsh & McLennan Capital Professionals Fund, L.P.
Marsh & McLennan Employees’ Securities Company, L.P.
c/o Maples & Calder, Ugland House, Box 309
South Church Street, Georgetown
Grand Cayman, Cayman Islands
For:
Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830
ITEM 2(c) CITIZENSHIP:
Trident II, L.P. — Cayman Islands
Trident Capital II, L.P. — Cayman Islands
Marsh & McLennan Capital Professionals Fund, L.P. — Cayman Islands
Marsh & McLennan Employees’ Securities Company, L.P. — Cayman Islands
Stone Point Capital LLC — United States
ITEM 2(d) TITLE OF CLASS OF SECURITIES:
     Common Shares, par value $0.0125 per share
ITEM 2(e) CUSIP NUMBER:
     G0692U 10 9
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
     Not applicable.

ITEM 4. OWNERSHIP
     Trident II, L.P. (“Trident II”) is the direct beneficial owner of 2,900,032 common shares of the Company (“common shares”) and warrants of the Company (“warrants”) to purchase 16,918,312 common shares. The warrants are currently exercisable at the price of $12.50 per share, subject to adjustment in accordance with applicable anti-dilution provisions contained therein, and expire on November 20, 2011.
     The sole general partner of Trident II is Trident Capital II, L.P. (“Trident GP”). As the general partner, Trident GP holds voting and investment power with respect to the securities of the Company that are, or may be deemed to be, beneficially owned by Trident II. The manager of Trident II is Stone Point Capital LLC (“Stone Point”), and the members of Stone Point are Charles A. Davis, Meryl D. Hartzband, James D. Carey, Nicolas D. Zerbib and David J. Wermuth. In its role as manager, Stone Point has authority delegated to it by Trident GP to exercise voting rights of common shares on behalf of Trident II but does not have any power with respect to disposition of common shares held by Trident II. For any portfolio investment where Trident II controls 10% or more of the voting power of such portfolio company, Stone Point does not have discretion to exercise voting rights on behalf of Trident II without first receiving direction from the Investment Committee of Trident GP or a majority of the general partners of Trident GP.
     The general partners of Trident GP are four single member limited liability companies that are owned by individuals who are members of Stone Point (Messrs. Davis, Carey and Wermuth and Ms. Hartzband).
     Each of the single member limited liability companies that is a general partner of Trident GP has disclaimed beneficial ownership of the common shares and warrants that are, or may be deemed to be, beneficially owned by Trident II, except to the extent of their individual pecuniary interest therein. Stone Point also has disclaimed beneficial ownership of the common shares and warrants that are, or may be deemed to be, beneficially owned by Trident II. This report shall not be construed as an admission that such persons are the beneficial owners of common shares and warrants for any purpose.
     Marsh & McLennan Capital Professionals Fund, L.P. (“Trident PF”) and Marsh & McLennan Employees’ Securities Company, L.P. (“Trident ESC”) have agreed with Trident II that (i) Trident ESC will divest its holdings in the Company only in parallel with Trident II, (ii) Trident PF will not dispose of its holdings in the Company before Trident II disposes of its interest, and (iii) to the extent that Trident PF elects to divest its interest in the Company at the same time as Trident II, Trident PF will divest its holdings in the Company in parallel with Trident II. As a result of this agreement, Trident II may be deemed to beneficially own 162,792 common shares directly held by Trident PF and Trident ESC and warrants to purchase 949,792 common shares held by Trident PF and Trident ESC, and Trident PF and Trident ESC may be deemed to be beneficially own 2,900,032 common shares directly held by Trident II and warrants to purchase 16,918,312 common shares held by Trident II. The warrants are currently exercisable at the price of $12.50 per share, subject to adjustment in accordance with applicable anti-dilution provisions contained therein, and expire on November 20, 2011. Trident II disclaims beneficial ownership of the common shares and warrants that are, or may be deemed to be, beneficially owned by

Trident PF and Trident ESC, and Trident PF and Trident ESC each disclaims beneficial ownership of the common shares and warrants that are, or may be deemed to be, beneficially owned by Trident II.
     The sole general partner of Trident PF is a company controlled by individuals who are members of Stone Point. The sole general partner of Trident ESC is a company that is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. Stone Point has been granted a limited power of attorney by the sole general partner of Trident ESC which, among other things, gives Stone Point authority to execute this filing on behalf of Trident ESC. A copy of this power of attorney is attached as Exhibit A hereto.
     Trident II, Trident PF and Trident ESC are parties to a shareholders agreement which grants such parties certain registration rights, tag-along rights with respect to proposed sales of 20% or more of the outstanding common shares by a shareholder (or group of shareholders) and certain information rights with respect to the Company. The shareholders agreement is filed as Exhibit 10.1 to the Company’s S-1 Registration Statement (Registration No. 333-103620).
     The information in items 5 through 9 and item 11 on the cover pages to this Schedule 13G/A is hereby incorporated by reference.
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
     Not applicable.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
     Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
     Not Applicable.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
     See Exhibit B.
ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
     Not Applicable.
ITEM 10. CERTIFICATION.
     (a) Not applicable.
     (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2008	TRIDENT II, L.P.
	By:	Trident Capital II, L.P., its sole general partner
	By:	CD Trident II, LLC, a general partner

		By:	/s/ David J. Wermuth

		Name:	David J. Wermuth
		Title:	Vice President

TRIDENT CAPITAL II, L.P.
	By:	CD Trident II, LLC, a general partner

		By:	/s/ David J. Wermuth

		Name:	David J. Wermuth
		Title:	Vice President

STONE POINT CAPITAL LLC

		By:	/s/ David J. Wermuth

		Name:	David J. Wermuth
		Title:	Principal

MARSH & MCLENNAN CAPITAL PROFESSIONALS FUND, L.P.
	By:	Stone Point GP Ltd., its sole general partner

		By:	/s/ David J. Wermuth

		Name:	David J. Wermuth
		Title:	Secretary

MARSH & MCLENNAN EMPLOYEES’ SECURITIES COMPANY, L.P.
	By:	Marsh & McLennan GP I, Inc., its sole general partner
	By:	Stone Point Capital LLC, agent/attorney-in-fact

		By:	/s/ David J. Wermuth

		Name:	David J. Wermuth
		Title:	Principal